Exhibit 99.3

DOUBLE EAGLE PETROLEUM CO.

Whistleblower Procedures

     Any employee of the Company may submit a good faith complaint regarding accounting or auditing matters to the management of the Company without fear of dismissal or retaliation of any kind. The Company is committed to achieving compliance with all applicable securities laws and regulations, accounting standards, accounting controls and audit practices. The Company’s Audit Committee will oversee treatment of employee concerns in this area.

     In order to facilitate the reporting of employee complaints, the Company’s Audit Committee has established the following procedures for (1) the receipt, content, retention and treatment of complaints regarding accounting, internal accounting controls, or auditing matters (“Accounting Matters”), (2) the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and (3) the role, rights and responsibilities of employees who make complaints.

Receipt of Employee Complaints

x	Employees with concerns regarding Accounting Matters may report their concerns to the chairman of the Company’s Audit Committee. The current chairman of the Company’s Audit Committee is Thomas A. Prendergast, 4695 North Mesa, Suite 200, El Paso, Texas, 79912. Mr. Prendergast’s fax number is (915) 534-4498. Employees may forward any complaints in person, by regular mail, or by fax.

x	The Company, including all persons receiving employee complaints, shall maintain the confidentiality or, if the employee requests, the anonymity of the person making the complaint to the fullest extent reasonably practicable within the legitimate needs of law and any ensuing evaluation or investigation. Legal or business requirements may not allow for complete anonymity. Also, in some cases, it may not be possible to proceed with or properly conduct an investigation if the person making a compliant does not identify herself or himself. In addition, persons making complaints should be cautioned that their identity might become known for reasons outside of the control of the Company.

Scope of Matters Covered by These Procedures

     These procedures relate to employee complaints relating to any questionable accounting or auditing matters, including, without limitation, the following:

x	fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

x	fraud or deliberate error in the recording and maintaining of financial records of the Company;

x	deficiencies in or noncompliance with the Company’s internal accounting controls;

x	misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company; or

x	deviation from full and fair reporting of the Company’s financial condition.

Content of Complaints

     To assist the Company in the response to or investigation of a complaint, the complaint should be factual rather than speculative, and contain as much specific information as possible to allow for proper assessment of the nature, extent and urgency of the matter that is the subject of the complaint. Without limiting the foregoing, the complaint should, to the extent possible, contain the following information:

x	the alleged event, matter or issue that is the subject of the complaint;

x	the name of each person involved;

x	if the complaint involves a specific event or events, the approximate date and location of each event; and

x	any additional information, documentation or other evidence available to support the complaint.

     It is less likely that the Company will be able to initiate an investigation based on a complaint that contains unspecified wrongdoing or broad allegations without verifiable evidentiary support.

Treatment of Complaints

x	Upon receipt of a complaint, the chairman of the Company’s Audit Committee will (i) determine whether the complaint actually pertains to Accounting Matters and (ii) when possible, acknowledge receipt of the complaint to the sender.

x	Complaints relating to Accounting Matters will be reviewed under Audit Committee direction and oversight by such persons as the Audit Committee determines to be appropriate. Confidentiality will be maintained to the fullest extent possible, consistent with the need to conduct an adequate review.

x	Prompt and appropriate corrective action will be taken when and as warranted in the judgment of the Audit Committee.

Reporting and Retention of Complaints and Investigations

x	The chairman of the Audit Committee will maintain a log of all complaints, tracking their receipt, investigation and resolution and shall prepare a periodic summary report thereof for the Audit Committee. Copies of complaints and such log will be maintained in accordance with the Company’s document retention policy.

Roles, Rights and Responsibilities of Employee Complainants and Investigation Participants

     Employee Complainants

     Company employees who submit complaints (“Employee Complainants”) have a responsibility to provide initial information that is grounded in a reasonable belief regarding the validity of a complaint. The motivation of an Employee Complainant is irrelevant to the consideration of the validity of the complaint. However, the intentional filing of a false complaint, whether orally or in writing, may itself be an improper activity and one that may result in disciplinary action.

     An Employee Complainant has a responsibility to be candid and set forth all known information regarding a complaint. An employee making a complaint acknowledges that an investigation may not proceed if the employee does not agree to be interviewed or provide further information regarding the complaint.

     Employee Complainants are not to act on their own in conducting any investigative activities, nor do they have a right to participate in any investigative activities other than as requested by the Audit Committee. An Employee Complainant shall refrain from obtaining evidence relating to a complaint for which he or she does not have a right of access. Such improper access may itself be an illegal or improper activity and one that may result in disciplinary action.

     The Company will use reasonable efforts to provide each Employee Complainant with a response to his or her complaint and a summary of the outcome of any investigation based upon the complaint unless Legal Department or the Audit Committee determines that there are overriding legal or company/public interest reasons not to do so.

     Employee Complainants are entitled to protection from retaliation for having made a complaint or disclosed information relating to a complaint in good faith. The Company shall not discharge, demote, suspend, threaten, harass or in any manner discriminate against an Employee Complainant in the terms and conditions of employment based upon any lawful actions of such Employee Complainant with respect to good faith reporting of complaints or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002. An Employee Complainant’s right to protection from retaliation does not extend immunity for any complicity in the matters that are the subject of the complaint or an ensuing investigation.

     These procedures are in no way intended to limit employee reporting of alleged violations relating to accounting or auditing matters to proper governmental and regulatory authorities.

Investigation Participants

     Company employees who are interviewed, asked to provide information or otherwise participate in an investigation of a complaint, including employees who are the subject of the investigation (“Investigation Participants”) have a duty to cooperate fully with the Audit Committee and assist in the investigation.

     Investigation Participants should refrain from discussing the investigation or their testimony with those not connected to the investigation. If the Investigation Participant knows the identity of the Employee Complainant, the Investigation Participant should not discuss with the Employee Complainant the nature of evidence requested or provided, or testimony given to the Audit Committee unless authorized by the Audit Committee.

     Requests for confidentiality by Investigation Participants will be honored to the fullest extent reasonably practicable within the legitimate needs of law and the investigation.

     Investigation Participants are entitled to protection from retaliation for having participated in an investigation. The Company shall not discharge, demote, suspend, threaten, harass or in any manner discriminate against an Investigation Participant in the terms and conditions of employment based upon any lawful actions of such Investigation Participant with respect to good faith participation in an investigation or otherwise as specified in Section 806 of the Sarbanes-Oxley Act of 2002. An Investigation Participant’s right to protection from retaliation does not extend immunity for any complicity in the matters that are the subject of the complaint or an ensuing investigation.

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